April 22, 2020

Ryan D. Campbell
Chief Financial Officer
Deere & Company
One John Deere Place
Moline, Illinois 61265

       Re: Deere & Company
           Form 10-K for the Fiscal Year Ended November 3, 2019
           Filed December 19, 2019
           File No. 001-04121

Dear Mr. Campbell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology